Exhibit 3.1

ANNUAL INFORMATION FORM

AS AT DECEMBER 31, 2004

DATED: MARCH 30, 2005

FIRST QUANTUM MINERALS LTD.
8th Floor, 543 Granville Street
Vancouver, British Columbia
CANADA V6C 1X8
Telephone: (604) 688-6577   Fax: (604) 688-3818
Email: info@fqml.com    Website: www.first-quantum.com

TABLE OF CONTENTS

REPORTING CURRENCY	1

CAUTIONARY FORWARD-LOOKING STATEMENT	1

CORPORATE STRUCTURE	1

NAME AND INCORPORATION	1
INTERCORPORATE RELATIONSHIPS	2
CORPORATE STRUCTURE CHART	3

GENERAL DEVELOPMENT OF THE BUSINESS	4

OVERVIEW	4
THREE YEAR HISTORY	4

DESCRIPTION OF THE BUSINESS	6

INTRODUCTION	6
OPERATIONS	6
Bwana SX/EW Facility in Zambia - (100% interest)	6
Lonshi Copper Mine in DRC - (100% interest)	8
Kansanshi Copper Mine in Zambia - (80% interest)	10
DEVELOPMENT	18
Guelb Moghrein Copper-Gold Project in Mauritania - (80% interest)	18
Frontier Copper Project (formerly Lufua Prospect) in Democratic Republic of Congo – (100% interest)	18
EXPLORATION	20
Zambia Exploration	20
DRC Exploration	21
Chile Exploration	22
INVESTMENTS	22
Carlisa Investment Corp	22
Anvil Mining NL	22
COPPER MARKET	22
ZAMBIA	23
DEMOCRATIC REPUBLIC OF CONGO	23
MAURITANIA	24

RISK FACTORS	25

Disclosure Regarding Forward -Looking Statements	25
Mining and Processing	25
Mine Development	26
Copper Prices	26
Ore Reserve and Resource Estimates	26
No Assurance of Titles or Boundaries	26
Estimation of Asset Carrying Values	27
Exploration	27
Mining and Insurance	27
Governmental and Environmental Regulation	27
International Operations	28

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Political Unrest	28
Health	28
Currency	29
Effects of Inflation on Results of Operations	29
Key Personnel	29
Share Price Volatility	29

SELECTED CONSOLIDATED FINANCIAL INFORMATION	29

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	30

DIVIDENDS	30

MARKET FOR SECURITIES	30

TRADING PRICE AND VOLUME	30

DIRECTORS AND OFFICERS	31

AGGREGATE OWNERSHIP OF SECURITIES	32
CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES	32
PENALTIES OR SANCTIONS	32
PERSONAL BANKRUPTCIES	32
CONFLICTS OF INTEREST	33
TRANSFER AGENT AND REGISTRAR	33

ADDITIONAL INFORMATION	33

SHAREHOLDER INFORMATION	33

First Quantum Minerals Ltd. – Renewal Annual Information Form – 2004	Page 3

REPORTING CURRENCY

Unless otherwise indicated, the information in this Annual Information Form is given as of December 31, 2004. All amounts in this Annual Information Form are expressed in United States dollars, unless otherwise indicated. References to “Cdn$” are to Canadian dollars, “A$” are to Australian dollars and € are to Euros.

CAUTIONARY FORWARD-LOOKING STATEMENT

Certain of the information contained in this document constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the prices of copper, gold and sulphuric acid, estimated future production, estimated costs of future production, the Company’s hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company’s documents filed from time to time with the British Columbia, Alberta, Ontario and Quebec Securities Commissions and the United States Securities and Exchange Commission.

CORPORATE STRUCTURE

Name and Incorporation

First Quantum Minerals Ltd. (the “Company” or “First Quantum”) was incorporated under the Company Act (British Columbia) on December 21, 1983 under the name of Xenium Resources Ltd. The Company changed its name to Xenium Resources Inc. on January 25, 1984, to Zeal Capital Ltd. on November 29, 1989 and to First Quantum Ventures Ltd. on June 16, 1994. On July 18, 1996, the Company changed its name to its current name, First Quantum Minerals Ltd., and continued its incorporation into the Yukon, pursuant to the provisions of the Business Corporations Act (Yukon). On June 7, 2002, First Quantum amalgamated with its wholly-owned subsidiary, First Quantum Minerals (Yukon) Ltd. pursuant to the provisions of the Business Corporations Act (Yukon). On August 11, 2003 the Company’s jurisdiction of incorporation was continued from the Yukon to the federal jurisdiction under the Canada Business Corporations Act (“CBCA”).

Subject to shareholder approval at the Company’s upcoming annual and special meeting to be held on May 17, 2005, the Company will, subject to regulatory approvals, continue to the Province of British Columb ia under the Business Corporations Act (British Columbia) (“BCA”).

The authorized capital of the Company consists of an unlimited number of common shares of which as at December 31, 2004, 61,238,628 was issued and outstanding and the adjusted fully diluted shares outstanding was 64,396,628. Each shareholder is entitled to one vote for each common share registered in his/her name on the list of shareholders, which is available for inspection during normal business hours at Computershare Trust Company of Canada and at the Meeting of Shareholders.

The address of the head office and the registered and records office of the Company is 8th Floor, 543 Granville Street, Vancouver, British Columbia, V6C 1X8. The Company also has representative offices located in Perth, Australia and Horsham, England. The mine site offices are at Bwana Mkubwa solvent extraction/electrowinning (“SX/EW”) facility (“Bwana”) and Kansanshi Copper Mine (“Kansanshi”) in Zambia and the Lonshi Copper Mine (“Lonshi”) in the Democratic Republic of Congo (“DRC”).

The Company also has administrative offices for Compagnie Miniere De Sakania sprl (“Comisa”) in Lubumbashi, DRC, FQM (Zambia) Ltd. (“FQM(Z)”) in Ndola, Zambia and Mauritanian Copper Mines SARL (“MCM”) in Akjoujt, Mauritania.

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Intercorporate Relationships

The following chart illustrates the corporate structure of the Company and its material subsidiaries, the jurisdictions of incorporation, the percentage of voting securities held and their respective interests in various mineral projects and mining properties.

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Corporate Structure Chart

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GENERAL DEVELOPMENT OF THE BUSINESS

Overview

The Company is an international mining company with a strong record of growth through a combination of exploration success and the efficient development and operation of mining projects in Africa

The Common Shares of the Company are listed and posted for trading on the Toronto Stock Exchange (the “TSE”) under the symbol “FM” and also trade on the Alternative Investment Market (“AIM”) operated by the London Stock Exchange (the “LSE”) under the symbol “FQM”.

The Company’s principal activities include mineral exploration, development and mining. Its focus is on the copper sector in Zambia and the DRC, though this does not exclude exposure to other geographic regions or commodities. The Company’s operations in Zambia include the 100% owned Bwana and the 80% owned Kansanshi. In addition, in the DRC, First Quantum operates the 100% owned Lonshi Copper Mine which provides oxide copper ore for processing at Bwana.

The Company also holds a 100% interest in the Frontier Copper Deposit (“Frontier”) and an 80% interest in the Guelb Moghrein Copper-Gold Deposit (“Guelb Moghrein”) both of which are in the development stage. The Company holds an effective 16.9% interest in Mopani Copper Mines Plc (“Mopani”) which operates the Nkana underground copper mine and cobalt refinery and the Mufulira underground copper mine, smelter and copper refinery in Zambia. As at December 31, 2004 the Company held a 15.7% interest in Anvil Mining Ltd. (“Anvil”), a public company quoted on the Toronto and Australian Stock Exchanges. Subsequently, on February 28, 2005, the Company sold its interest in Anvil.

As at December 31, 2004, the Company employed approximately 1,800 employees, contractors and consultants .

Three Year History

The following is a summary of the general development of the Company’s business over the last three financial years and includes all key material contracts and arrangements the Company has entered into:

2002

—	April 2002, the Company diluted its interest in Carlisa Investment Corp. (“Carlisa”), a joint venture with Glencore International AG (“Glencore”) and Glencore Finance (Bermuda) which resulted in the reduction of the Company’s effective interest in Mopani from 44% to 16.9%.

—	May 2002, the Company guaranteed the draw-down of $15 million and a Zambian Kwacha (“ZMK”) 12.5 billion ($3.0 million) term debt facility for Bwana provided by Standard Chartered Bank (the “SCB Facility”). The loan was to satisfy the costs of the expansion of Bwana (from 10,000 tonnes to minimum production capacity of 30,000 tonnes of LME grade copper cathode per year (“Phase 2 Expansion”)).

—	August 2002, the Company guaranteed the draw-down of a €14 million credit facility for additional project financing on the expansion of Bwana provided by European Investment Bank (“EIB”).

—	October 2002, Bwana entered into an Amendment and Restatement Agreement whereby Standard Chartered Bank agreed to provide a further revolving facility of up to $4 million for the purpose of satisfying costs of the Phase 2 Expansion and for general working capital.

—	December 2002, the Company completed a private placement of 5.5 million special warrants at Cdn$3.25 per special warrant to raise approximately Cdn$17.9 million. The net proceeds of the offering were used to fund the completion of the Kansanshi Definitive Feasibility Study dated December 2002 (the “DFS”), to repay debt, for working capital at Bwana and for general corporate purposes.

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—	December 2002, the Company completed the DFS for the development of Kansanshi.

2003

—	May 2003, the Company guaranteed the draw down of a $6 million Export Secured Lease Facility for International Quantum Resources Limited, the Company’s wholly-owned subsidiary, provided by Banque Belgolaise S.A. (“BBL”). The facility was used for the finance and re-finance of mining equipment (excavators, trucks, graders, bulldozers, etc.) for Comisa operation at Lonshi in the DRC.

—	June 2003, the Company completed a public offering of 5.5 million common shares of the Company at a price of Cdn$5.35 per share raising gross proceeds of Cdn$29.5 million. The Company used the net proceeds from the offering mainly to fund the development of Kansanshi in Zambia and also for working capital and general corporate purposes.

—	November 2003, the Company through Bwana signed a secured $30 million loan facility with SCB. The SCB Facility was used to re-finance the outstanding debt of $10 million from the May 2002 SCB Facility, to pay for additional capital expenditure requirements at Bwana, estimated at $3 million, to pay $5.5 million for the Solwezi acid plant and for general working capital purposes.

—	December 2003, the Company, through its 80% owned subsidiary Kansanshi Mining, Plc (“KMP”), entered into a secured $120 million senior facility agreement with Standard Bank Group and West LB AG to finance the design, construction, operation and maintenance of Kansanshi.

—	December 2003, the Company, through KMP, entered into a secured subordinated facility agreement with EIB for €34 million also to finance the design, construction, operation and maintenance of Kansanshi.

—	December 2003, the Company, through KMP, signed a $6.0 million short term loan facility with Standard Bank London to finance KMP’s capital contribution pursuant to a connection agreement between KMP and ZESCO Limited (the Zambian power utility), which provides for the construction of a new power line to service the Kansanshi Project.

—	December 2003, the Company’s common shares were added to the TSE 300 Composite Index.

2004

—	February 2004, the Company completed a public offering of 3.75 million common shares of the Company at a price of Cdn$16.00 per share raising gross proceeds of Cdn$60.0 million primarily for working capital and general corporate purposes, exploration and development and other projects and potential acquisitions.

—	March 2004, associated with the total Kansanshi financing package, the Company entered into two facilities; a $30 million facility with BBL to finance mining equipment purchases, and a $25 million facility with Glencore to provide for any unexpected cost overruns.

—	March 2004, the Company entered into one tolling agreement with Mopani and three offtake agreements with Glencore with respect to Kansanshi. (See “Kansanshi Copper Mine in Zambia”).

—	June 2004, the Company entered into a Heads of Agreement to acquire an 80% interest in Guelb Moghrein in the Islamic Republic of Mauritania.

—	November 2004, the Company entered into an Asset Sale Agreement to complete the purchase of Guelb Moghrein.

The above listed contracts are all the material contracts the Company has entered into for the past three years. Other than the Guelb Moghrein acquisition, the Company did not complete any other significant acquisitions or significant dispositions

First Quantum Minerals Ltd. – Renewal Annual Information Form – 2004	Page 5

during the year ended December 31, 2004. Subsequent to December 31, 2004 the Company disposed of its 15.7% interest in Anvil.

The outlook for 2005 includes:

–	Bwana to produce 40,000-45,000 tonnes copper cathode at a cash cost in the range of $0.50-$0.55 per pound of finished copper;

—	Commercial production expected to begin at Kansanshi April, 2005;

—	Complete engineering study and commence construction at Guelb Moghrein;

—	Complete engineering study at Frontier; and

—	Continue the Company’s aggressive exploration program in the Zambia and DRC Pedicle region.

DESCRIPTION OF THE BUSINESS

Introduction

First Quantum operations are primarily focused within the Zambian / DRC Copperbelt. The Copperbelt is a northwest trending zone 600 kilometres long by 50 kilometres wide containing one of the world’s greatest concentrations of copper deposits. The arc of copper deposits extends from Ndola, Zambia in the east, including the well known Zambian mines, stretching across the border into the DRC and west into Angola and northwestern portions of Zambia.

Copper has played a dominant role in Zambia’s economic history, providing at times 85% of its foreign exchange. Copper production reached a peak of 700,000 tonnes per year during the period 1969-1976 before beginning a progressive decline, due to a lack of investment, to a low of 250,000 tonnes in 1999. The newly privatized mining industry is revitalizing the Copperbelt mines through the introduction of new human and financial capital. Due to the recent increase in copper prices the Copperbelt is currently undergoing a major transformation and significant new foreign investment is assisting the process.

Operations

Bwana SX/EW Facility in Zambia — (100% interest)

Overview

Bwana is covered by a mining license, registration number ML276, which was issued by the Government of the Republic of Zambia (“GRZ”) on April 19, 1996. This license permitted copper mining and development activities in the Ndola area for a period of ten years. Subsequently, on May 13, 1997, a large scale mining license, registration number LML19, was issued to Bwana by GRZ for copper mining operations in the Ndola area for a period of ten years.

In the first quarter of 1998, the Company completed construction of a 10,000 tonnes per year copper cathode SX/EW tailings retreatment plant and sulphuric acid plant at Bwana.

Bwana involved the re-treatment of copper tailings created from previous mining operations, and the manufacture of sulphuric acid. From 1998 through to 2002 7,370,000 tonnes tailings grading 0.7% copper were treated at Bwana. In late 2000, the Company discovered the Lonshi copper deposit and carried out an aggressive exploration program through 2001.

In 2002, Bwana was expanded to a capacity of 30,000 tonnes per year copper cathode. The source of ore for Bwana would be from the then newly discovered Lonshi Copper deposit located in the DRC. Commissioning of the expansion at Bwana commenced in October 2002 and construction was completed November 30, 2002.

In 2003, Bwana produced 29,513 tonnes (65.0 million pounds) copper and 75,228 tonnes surplus acid. Additional plant modifications in 2003 to Bwana provided for an increase in name plate capacity to 35,000 tonnes of cathode copper per year.

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In 2004, capitalizing on improved copper prices, additional plant modification and expansions further increased the capacity at Bwana to 45,000 tonnes of cathode copper per year. Bwana produced 41,546 tonnes (91.5 million pounds) copper and 66,460 tonnes of surplus acid in 2004.

Financing of Bwana from a plant capacity of 10,000 tonnes of cathode per year to 45,000 tonne was accomplished through a number of debt facilities totaling approximately US$30 million.

Location and Access to Bwana

Bwana is located approximately six kilometres southeast of the city of Ndola in the Zambian Copperbelt. Ndola is served by an international airport with direct air service to South Africa in addition to domestic routes including the international airport in the capital of Lusaka. Ndola is also served by Zambia Railways which, in turn, links to the southern African rail system. Fully paved roads link Ndola with all other towns on the Copperbelt to the west and Lusaka to the south.

Bwana is accessible by both road and rail. The main road to Lusaka passes approximately two kilometres west of the mine which is accessed via a three kilometre paved then unsurfaced road, which passes adjacent to the main original open pit at Bwana. A 1.5 kilometre rail spur from the Bwana railway station connects the processing facility to the Zambian railway network. The Lonshi Copper Mine is located 2 kilometres within the DRC border, 36 kilometres by road southeast of Bwana.

Operations Review

Since start up in early 1998 to 2002, the Bwana operation has consisted of the manufacture of sulphuric acid and the reprocessing of copper-bearing mine tailings contained in the existing Bwana tailings dam to recover residual copper as copper cathode via SX/EW. Annual production capacity of this operation was approximately 10,000 tonnes per year of LME grade copper cathode.

In 2001, construction of a second sulphuric acid plant was completed at Bwana. On an annual basis, total acid production at Bwana has been increased from 105,000 tonnes to 140,000 tonnes. The second acid plant was built in response to the continuing shortage of sulphuric acid in Zambia and the DRC.

In early 2002, First Quantum completed the first phase of construction of an expansion of Bwana to a minimum production capacity of 30,000 tonnes of LME grade copper cathode per year. The expansion consisted of the installation of crushing, milling and pre-leach filtration facilities necessary to process ore from the Lonshi Copper Mine (see Lonshi Copper Mine). Processing via blending with existing Bwana tailings commenced in March 2002. Phase two of the construction to expand the leach, filtration, solvent extraction and electrowinning facilities was completed in November 2002. A number of modifications to the plant in 2003 and 2004 currently provides for a capacity of 45,000 tonnes copper cathode. Bwana currently employs approximately 700 full and part-time employees and contractors.

By the end of 2002 the tailings were principally depleted and Lonshi ore was being processed.

Since production commenced in 1998, 117,510 tonnes of copper cathode has been produced.

The production statistics for the most recent five (5) years are as set out in the following table:

	Unit	2004	2003	2002	2001	2000

Ore Processed	Tonnes	980,000	722,000	1,195,000	1,890,520	1,789,680

Copper Grade	AsCu %	5.5	4.8	1.37	0.67	0.72

Surplus Acid Production	Tonnes	66,460	75,228	88,198	62,783	61,889

Copper Production	Tonnes	41,546	29,513	11,878	9,662	10,025

Total Cost Copper	$/lb	0.62	0.62	0.52	0.61	0.57

Cash Cost Copper(1)	$/lb	0.46	0.44	0.27	0.18	0.11

(1)	Cash cost copper amounts are net of acid credits.

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Bwana has in place all the necessary Zambian environmental permits and licenses to operate its SX/EW facility.

Sales of Copper and Sulphuric Acid

Bwana copper cathodes are typically transported by road in trucks to Durban, South Africa. The Company sells all its copper cathodes at the mine gate and has an off-take agreement with Republic House AG (“Republic House”). The contract period is for four years commencing January 2005. The Company will deliver to Republic House approximately 40,800 metric tonnes, at a monthly rate of approximately 3,400 metric tonnes. Republic House has first right of refusal on a spot basis for excess production.

The majority of the sulphuric acid is sold to third party mining companies operating within the Copperbelt of Zambia.

Financial Overview

The key financial figures for the five most recent years are as follows:

	2004	2003	2002	2001	2000

Revenues ($ millions)
Copper	$103.3	$49.4	$17.0	$15.0	$16.8
Acid	10.2	11.0	12.8	9.5	10.4
Total Revenue	113.5	60.4	29.8	24.5	27.2
Sales Statistics (tonnes)
Copper Sales	41,539	29,769	11,815	9,662	10,025
Acid Sales	66,460	75,228	88,198	62,783	61,889
Realized Price
Copper ($ per pound)	$1.13	$0.75	$0.65	$0.71	$0.80

Lonshi Copper Mine in DRC — (100% interest)

The Lonshi Copper Mine is located in the DRC and is owned and operated by Comisa, a wholly owned subsidiary of the Company. The deposit was discovered by the Company in late 2000 as a result of its efforts to secure new oxide feed for Bwana. Three drilling campaigns in the period November 2000 to September 2002 resulted in the definition of a mineable mineral resource. Mining operations commenced in August 2001 with ore from the mine transported by road and processed at Bwana. Bwana purchases the ore from Comisa.

On the basis of the discovery of the Lonshi copper deposit, and after completion of an independent engineering study, Bwana was modified to accept Lonshi ore, and then expanded over a two year period to a current capacity of 45,000 tonnes of cathode copper.

G. Clive Newall, President of the Company, and Alan Stephens, former Vice-President Exploration of the Company, prepared a technical report pursuant to National Instrument 43-101 (“NI 43-101”) on the Lonshi Copper Mine dated January 30, 2003 and amended March 6, 2003 a copy of which is available for review on SEDAR at www.sedar.com (“SEDAR”).

Property Description and Location

Lonshi is located in the Pedicle region of the Province of Katanga, DRC. It is sited within 3 kilometres of the border between the DRC and Zambia at UTM coordinates of N 8542775.766; E 710278.2, and is approximately 36 kilometres southeast of Bwana in Zambia.

Lonshi lies within the Kipilunga Exploitation Concession (Concession Number 235) which was granted to Comisa by Ministerial Order on June 25, 2001 for a period of 40 years. The concession, which measures 132 square kilometres in area, is owned 100% by Comisa, and entitles Comisa to mine and develop the area and to extract copper, cobalt, manganese and nickel.

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Comisa has obtained all operating permits required under DRC laws and regulations currently in force, and Lonshi has been in continuous operation since September 2001. Comisa operates under a mining agreement between the DRC, Bwana and Comisa, dated May 2001. It should be noted that the mining sector in the DRC is now governed by law n0 007/2002 of 11 July 2002 (Mining Code) and its applicable measures (Mining Regulations) established by degree n0 038/2003 26 March 2003. Comisa’s concession number 235 which covers the Lonshi Copper Mine has now been converted to an exploitation permit with all the same rights.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Lonshi is located in flat terrain, with an average elevation of 1,300 metres, and the area is vegetated with a mixture of open savannah grassland, tropical forest and marsh. Access is by means of a dedicated Bwana owned and operated 40 kilometre long haul road from Bwana. There are no towns of any size in the vicinity of the mine in the DRC. The nearest town is Ndola in Zambia.

Lonshi operates year round, although mining of ore is focused during the dry months of the season (April to October), with waste stripping continuing to be carried out in the wet season. The Lonshi site has an office and full maintenance service capacity and employs approximately 500 full and part-time employees and contractors. The Company is constructing a village near Lonshi which will include a community clinic, small primary school and up to 350 single housing units. The village is supplied with fresh water and is part of an anti-malaria spraying campaign.

Mineral Resource and Mineral Reserve Estimates

The Mineral Resource is based on the 2003 drilling program and block model estimate undertaken in February 2004. The qualified person as per National Instrument 43-101 responsible for the updated mineral resources is Gayle Hanssen of Digital Mining Services, of Harare, Zimbabwe. The pit survey for December 31, 2004 was undertaken by survey of Scientific Services. The Mineral Resource at the Lonshi Copper Mine as at December 31, 2004 are set out in the following table.

Orebody	Category	Tonnes Ore	% AsCu	Tonnes AsCu

LONSHI	Measured	3,036,924	5.67	172,194
	Indicated	292,305	3.56	10,406
	Inferred	220,649	3.09	6,818

	Measured & Indicated	3,329,229	5.48	182,600

The Mineral Reserve is based on the pit optimization done by DevMine Pty Limited and reported by Nick Journet. The optimization was based on the above resource reported in February 2004. The changes in the Mineral Reserve reflect mining activity carried out since the date of the resource report in February 2004.

Area	Classification	Tonnes Ore	% AsCu	Tonnes AsCu

Mineable Reserves	Proven	2,915,923	5.71	166,499
	Probable	247,964	3.67	9,100

Total Reserves	Proven and Probable	3,163,887	5.55	175,599

The 2004 drilling program at Lonshi comprised of 13,103 metres of drilling in 124 holes with 5,188 samples prepared and analyzed. There were a further 30 sterilization holes drilled of 1,924 metres with 106 samples prepared and analyzed. It should be noted that the data from the 2004 drilling programme has not been included in the above resource and reserve estimates, as the assay results from the program are pending. Once the drill results are received, the Lonshi orebody will be remodeled on the basis of the 2004 drilling program.

The estimates of mineral resources and mineral reserves will not be materially affected by any known environmental, permitting, legal, title, taxation or social-political issues.

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Operations Review

Lonshi is an open pit mine and has supplied high grade copper oxide ore to Bwana since 2002. Mineralization is hosted within an average 15 meter thick package of weathered Roan sediments which are easy to mine. Grade control is approximately 90% visual.

In 2004, the mining operation utilized twenty-six (26) Volvo-40 ton articulated dump trucks and six (6) Hitachi 2X850 excavators. The primary pieces of equipment are supported by two (2) Volvo 720B graders, three (3) Cat D8 dozers, other accessory excavators and dozers and two (2) Atlas Capco drill rigs.

A summary of the mining statistics for the past three (3) years are as set out in the following table:

Description of Mining	2004	2003	2002
Waste Mined (tonnes)	11,029,000	4,487,000	4,156,000
Ore Mined (tonnes)	669,000	711,000	1,195,000
Ore Grade Mined (%Cu)	5.5%	4.8%	4.6%

Strip Ratio	11.3:1	6.3:1	3.5:1

In November 2004, an Environmental Adjustment Plan (“EAP”) was implemented. The Company filed an EAP in accordance with the requirements of the new Congolese Mining Code of July 2002.

Kansanshi Copper Mine in Zambia — (80% interest)

Acquisition of Interest in Kansanshi

In January 1997, Cyprus Amax Minerals Corporation (“Cyprus Amax”) entered into an agreement to secure a majority ownership interest in Kansanshi as part of the privatization of Zambian Consolidated Copper Mines Limited (“ZCCM”). Cyprus Amax, which was acquired by Phelps Dodge Corp. in 1999, completed over 80,000 metres of drilling and produced a preliminary feasibility study in April 2000.

On August 15, 2001, the Company purchased an effective 80% interest in Kansanshi. Under the terms of this purchase agreement, the Company agreed to pay $2.5 million in cash and issue 1.4 million First Quantum common shares to Cyprus Amax. The Company also agreed to make a final payment of $25 million less an amount equal to the average market value of the thirty (30) days after the commencement of commercial production of the 1.4 million common shares that the Company had previously issued.

As part of the Kansanshi acquisition the Company paid $2.0 million to ZCCM Investment Holdings Plc (“ZCCM Holdings”) and agreed to pay a further $4.0 million upon an unconditional development decision at Kansanshi. To date US$670,000 has been paid. ZCCM Holdings holds a 20% interest in Kansanshi.

Definitive Feasibility Study

The Company obtained the DFS from GRD Minproc Limited of Perth, Australia (“Minproc”) in connection with the development of Kansanshi. An independent technical report was prepared pursuant to NI 43-101 (the “DFS”), a copy of which is available for review on SEDAR.

Operations Review

The Company obtained an operations review of the Kansanshi Copper Project (March, 2005) from A&J Cameron & Associates of Perth, Australia which re-assesses Kansanshi given increases to the mining and processing schedules compared to the DFS. The report is prepared by an independent qualified person, A.R. Cameron, pursuant to National Instrument 43-101 (the “Operations Review”), a copy of which is available for review on SEDAR.

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Financing Arrangements

In March 2004, the Company completed the Kansanshi project debt financing package totaling $224 million for construction at Kansanshi. See “General Development of the Business – Three Year History”. The financing included US$163 million for project construction, US$30 million for mining equipment purchases, a US$25 million cost overrun facility and a $6 million capital contribution for power line infrastructure.

To satisfy the requirements of the lending syndicate the funding package was deliberately structured to exceed the forecast capital requirements, borrowing costs, including interest and fees during the construction phase. During the construction phase of Kansanshi, the budgeted capital cost to completion increased from the original Minproc estimate of US$163 million to US$180 million. Approved major variations included expansion of the sulphide circuit within the mill, funding required under the power supply agreement, additional earth moving equipment and capital adjustments to reflect foreign exchange rate movements against the US dollar.

Project Overview

The following disclosure concerning Kansanshi is derived from the DFS and the Operations Review. The Operations Review addresses only the aspects required to re-assess Kansanshi, given that there have been changes to the mining and processing parameters since the DFS. The items reviewed in the Operations Review include mining resources, life of mine scheduling and metal production. The effects of these changes are incorporated into a revised production forecast for 2005 as follows:

Description	Unit	Forecast 2005(1)	DFS 2005	Variance

Ore	(tonnes)	8,884,415	5,565,000	3,319,415

Waste	(tonnes)	15,795,034	18,263,000	-2,467,966

Total	(tonnes)	24,679,449	23,828,000	851,449

Strip ratio		1.78	3.28	-1.50

Concentrate Produced	(tonnes)	171,982	94,639	77,343

Copper in Concentrate	(tonnes)	48,155	26,499	21,656

Cathode Copper	(tonnes)	42,845	59,252	-16,407

Total Copper Produced	(tonnes)	91,000	85,751	5,249

Gold Produced	(ounces)	36,022	14,425	21,597

CO Costs	$/lb	$0.53	$0.37	$0.16

Gold Sales	$/lb	$0.06	$0.03	$0.03

C1 costs	$/lb	$0.47	$0.34	$0.13

(1)	Nine (9) months – April through December 2005

Property Description, Location, Access and Infrastructure

Kansanshi is located approximately 10 kilometres north of the town of Solwezi, the capital of the Northwestern Province of Zambia, and 18 kilometres south of the border with the DRC. The Solwezi District has an estimated population of 200,000, the majority of whom live in rural areas surrounding Solwezi. The Copperbelt town of Chingola is by paved road approximately 180 kilometres to the southeast.

Surface title to the properties comprising Kansanshi is held by Kansanshi Mining. With the exception of rights of way, Kansanshi Mining has obtained the surface rights necessary to develop the project. The right to mine is covered by Large Scale Mining Licence LML 16 (“LML 16”), granted on March 7, 1997, as amended December 28, 2000. LML 16 was granted for a period of 25 years, covers an area of 21,593 hectares and allows Kansanshi Mining to explore and mine the minerals of copper, cobalt, gold, silver, tellurium, selenium and sulphur.

First Quantum Minerals Ltd. – Renewal Annual Information Form – 2004	Page 11

In addition to LML 16, Kansanshi Mining is the leaseholder of four properties that secure the surface rights to the active mining area. These are Farm 724 (4,887 hectares), Lot 18/M (2.2 hectares), Lot 1514/M (2,288.9 hectares) and Lot 11 936/M (38.5 hectares). The Farm is a one hundred year lease and the Lots are 99 year leases. Water rights have been secured for Kansanshi until May 2017 which allows the Kansanshi Project to impound and pump 2,435 cubic metres from the Chafuguma River in any 24 hour period.

There are no royalties, liabilities or other payments due to third parties, other than the mineral royalty of 0.6% payable to the GRZ.

Prior to commencing construction at Kansanshi, the infrastructure in the Solwezi area was poor. Power supplies were limited, and inadequate for the development of the Kansanshi Project, while roads, airport, hospitals and schools were in need of significant upgrades. Subsequently, the Company has undertaken a number of measures to improve infrastructure including signing a Connection Agreement with ZESCO Limited (the Zambian power utility) for the construction and supply of a new power line to service Kansanshi and upgrading the main road from Solwezi to Kansanshi. Both these projects were completed in 2004.

The main highway from Chingola to Solwezi was repaired in 2002 and is adequate for construction and ongoing operations. Future upgrading and repair work may be required, which is anticipated to be undertaken by the GRZ.

The existing airstrip near Solwezi belongs to the GRZ and is equipped with a full-time tower and radio control. The airport requires minor rehabilitation to accommodate increased usage by small charter aircraft.

History

Kansanshi is the site of one of the oldest known mines in Zambia, with evidence of direct copper smelting dating back to the fourth century. Since the rediscovery of these ancient workings in 1899, the deposit has been mined intermittently for recovery of high grade copper ore.

From 1903 until 1914, copper was recovered by underground mining of high-grade veins, followed by hand sorting and direct smelting. Mining activities terminated with the onset of World War I, resumed in 1927, but were shut down again in 1932 due to the world wide economic depression. In 1952, further exploration and mine development commenced, with production resuming in 1956. Oxide ore from the upper levels of the underground mine was shipped to Nkana on the Copperbelt for direct smelting. Sulphide concentrates were also produced on site from rich vein ore from lower mine levels through a small concentrator. The concentrates were shipped to the Nkana smelter for processing until October 1957.

In 1969, ZCCM approved development of an open pit mine at Kansanshi to treat high grade oxide ore in a leach plant to be constructed at the Kansanshi site. Construction commenced in 1974 with the building of houses and an office block but the project was shelved at the end of 1975 due to low copper prices. In June 1977, a “mining only” option was initiated at Kansanshi to deliver oxide ore to the Copperbelt for treatment and copper recovery at the Nchanga leach plant. This activity continued through April 1986 when operations ceased for economic reasons.

During 1988, ZCCM constructed a small sulphide flotation concentrator at site with a capacity of approximately 200 tonnes per day and recommenced open pit mining activities. Concentrate from the facility, containing up to 15 grams per tonne gold, was transported to the Copperbelt for smelting. This operation continued until January 1998, at which time ZCCM formally ceased operations and initiated closure and reclamation activities.

In January 1997, Cyprus Amax acquired from ZCCM and the GRZ, a majority ownership of surface leases and selected assets associated with Kansanshi. Cyprus Amax initiated geological investigations and metallurgical testwork in May 1997, aimed at developing reserves capable of supporting a major copper mining facility. Cyprus Amax undertook a Preliminary Feasibility Study to examine copper production of 124,000 tonnes per annum over a 24 year life, from mining of a total of 267 million tonnes of ore. Cyprus Amax was subsequently acquired by Phelps Dodge Corporation who determined that Kansanshi did not meet their requirements, at which time it was acquired by the Company.

First Quantum Minerals Ltd. – Renewal Annual Information Form – 2004	Page 12

Total production of copper from the Kansanshi deposit to date has been approximately 80,000 tonnes.

Geological Setting and Mineralization

The Central African Copperbelt is an arcuate belt of sediment-hosted copper deposits of Late Proterozoic age. The belt is coincident with the Lufilian arc, a major tectonic province characterized by generally north-directed fold and thrust structures. The Kansanshi deposit lies within the Domes Region, approximately 150 kilometres west of the main Zambian portion of the Copperbelt. The deposit is hosted by sediments previously assigned to the Lower Kundelungu Group, although the regional lack of exposure makes correlation difficult. Kansanshi lies approximately 12 kilometres north of a major basement feature, the Solwezi Dome, which comprises granites, migmatites and gneisses. This feature is one of several basement domes distributed roughly east-west along the inner portion of the Lufilian Arc.

The Kansanshi deposit occurs within a broad, northwest trending, northwest closing antiform, which can be traced for approximately 12 kilometres. Kansanshi is a vein deposit developed within a tectonised rock sequence, and, as such, structure constitutes a major mineralization control. The main veins and vein swarms dip subvertically, perpendicular to the fold axes, in the plane of maximum extension.

A major, north-south trending, well mineralized zone (4800E Zone) of complicated faulting, abundant vein injection, breccia development and down-dropped rock units lies within the Main Zone. Copper mineralization at Kansanshi occurs as vein-specific mineralization within and immediately adjacent to mesoscopic veins; as stratiform or concordant mineralization in thin bands and veinlets parallel to bedding/foliation; and as disseminated mineralization associated with albite-carbonate alteration. Brecciated zones may also be mineralized, but usually only within oxidized and supergene enrichment horizons, which display a complicated spatial distribution of secondary copper minerals.

Primary copper sulphide mineralization is dominated by chalcopyrite, with very minor bornite, accompanied by relatively minor pyrite and pyrrhotite. Oxide mineralization is dominated by chrysocolla with malachite, limonite and cupriferous goethite. The mixed zone includes both oxide and primary mineralization, but also carries significant chalcocite, minor native copper and tenorite. Some copper appears to be carried in clay and mica minerals, where it is essentially refractory.

Exploration and Drilling

Prior to 1970, exploration, including some diamond drilling, was carried out but little useful information remains from this work.

ZCCM drilled the property during the 1970s and 1980s, using conventional coring equipment. 35 holes were tested for shallow open-pittable mineralization around the existing ZCCM pit, while 74 holes were completed principally in the Main Zone. Total and acid soluble copper assays and geological logs are available from these programs, although the logging is not compatible with the latest geological nomenclature. Cyprus Amax commenced drilling in May 1997 and completed three programs of diamond drilling before the end of 1999.

The Company completed a 4,281 metre diamond drilling program and a 5,805 metre reverse-circulation drilling program of an aggregate of 105 holes in 2001.

The Company’s resource model is based on a total of 529 diamond drill holes (107,640 metres) and 65 reverse-circulation drill holes (9,985 metres) completed by the Company, Cyprus Amax and ZCCM. Drill spacing varies from 50 m x 50 m or better in much of the Main Zone, to 200 m x 200 m in outlying areas.

Mineral Resource and Mineral Reserve Estimates

Mineral resources and mineral reserves were determined from the substantive diamond drilling base and included standard and accepted sampling, sample preparation and analysis procedures, including data verification and quality control procedures, metallurgical input, density assignment, geological modeling, grade modeling and block model validation.

First Quantum Minerals Ltd. – Renewal Annual Information Form – 2004	Page 13

Following a review of the above parameters, assumptions and methods, Minproc classified the resource blocks into Measured, Indicated or Inferred, according to the JORC Code. Based on ore type (leachable ore and float only ore) and confidence classification, Minproc classified the reserves into proven and probable mineral reserves consistent with Canadian (CIM) and Australian (JORC) reporting standards. The resource categories comply with the definitions of Measured, Indicated and Inferred Mineral Resources under the Canadian CIM Standards. The resources were estimated in 2002 by Minproc in accordance with NI 43-101. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

The Company does not expect that the estimates of mineral resources and mineral reserves will be materially affected by any known environmental, permitting, legal, title, taxation or socio-political issues.

Mineral Resource

Total Measured and Indicated Resource for the Main and NW Zones are displayed in the following table for Cu(t) at cut-off grades of 0.5% and 1.0%.

Kansanshi Measured and Indicated Mineral Resource

Cut-off	Class	Tonnes (Mt)	Cu(t) (% )	Cu(asol) (%)	Au (g/t)

Cu(t) 0.5%	Measured	93.2	1.43	0.70	0.19

	Indicated	208.6	1.06	0.28	0.16

	Inferred	111.0	1.11	0.17	0.12

	Total Measured+Indicated	301.8	1.17	0.41	0.17

Cu(t) 1.0%	Measured	48.4	2.09	1.17	0.25

	Indicated	75.8	1.72	0.60	0.23

	Inferred	41.2	1.81	0.34	0.14

	Total Measured+Indicated	124.2	1.86	0.82	0.24

Mineral Reserve

Ore reserves for the Main and NW Zones, subdivided by major type and classification are as set out in the following table.

First Quantum Minerals Ltd. – Renewal Annual Information Form – 2004	Page 14

		Kansanshi Ore Reserve Statement

		Leachable Ore				Float Ore

	Ore	Cu total	Cu asol	Au	Ore	Cu total	Au
Pit and Classification	Mt	%	%	g/t	Mt	%	g/t

Proven	26.3	2.34	1.77	0.26	39.0	1.02	0.17
Probable	6.8	2.36	1.86	0.22	31.9	0.87	0.15

Subtotal Main	33.1	2.34	1.79	0.25	70.9	0.95	0.16

Proven	4.6	1.92	1.51	0.39	0.5	1.00	0.19
Probable	9.2	2.10	1.72	0.38	24.2	1.27	0.28

Subtotal NW	13.8	2.04	1.65	0.38	24.7	1.26	0.27

Total Proven	30.9	2.28	1.73	0.28	39.6	1.02	0.17
Total Probable	16.0	2.21	1.78	0.31	56.0	1.04	0.20

Total Reserve	46.9	2.25	1.75	0.29	95.6	1.03	0.19

Collectively, the total reserves are 142.5 million tonnes at 1.43% copper and 0.22 grams per tonne gold.

In total, 49% of the combined reserve is classified as Proven with the remainder Probable. On a tonnage basis, Proven Reserves make up 66% of the shallower, earlier exploited leachable ore and 41% of the deeper float only ores.

Mining Operations

In January 2003, the Company submitted to the GRZ an application to develop the Project which included a comprehensive statement of the mineral deposit; the proposed program of mining operations from commencement to mine closure and site rehabilitation; an environmental impact study; details of Kansanshi’s expected infrastructure requirements; the Company’s training and human resources management program; and the Company’s local business development program. In the second quarter 2003, the Company received approval from the GRZ to develop Kansanshi.

Construction commenced in the third quarter of 2003 and was 95% complete in the fourth quarter of 2004. Commissioning commenced in December 2004 and commercial production is anticipated in April 2005.

The DFS contemplated a two-phase development plan for mining and processing at Kansanshi. The mining study was based upon an owner-operator mining scenario.

1.	Phase 1 (performed to definitive standards) will be focussed on the open pit mining and processing of predominantly shallow oxide and mixed ores. Processing will be principally through an SX-EW facility producing approximately 60,000 tonnes per annum of cathode copper which equates to approximately 4 Mtpa oxide ore. Additional copper, in concentrate form, will be produced by flotation of mixed and sulphide ore types. In year 1 the sulphide circuit will have a feed capacity of 2 Mtpa, with an upgrade in year 3 to 6 Mtpa. Phase 1 has a nominal life of 16 years, although oxide ore treatment will decline rapidly after year 10 and combined copper production will drop below 100,000 tonnes per annum after year 12.

2.	Phase 2 (conceptual pit expansion) is estimated to extend the mine life to approximately 28 years. In order to maintain cathode copper production as oxide ore supply declines, site-based secondary treatment of concentrate is anticipated, utilising roasting or pressure oxidation. Staged expansion of float plant capacity will be required during Phase 2 to maintain total copper production at, or above, 100,000 t/a, as copper head grade declines.

First Quantum Minerals Ltd. – Renewal Annual Information Form – 2004	Page 15

The Operations Review report discusses a number of aspects to the calculation of mineral resource and mineral reserve, as defined in Phase 1, given the addition of 2,830 m of RC infill drilling, reinterpretation of the geology with respect to folding in the south of the Main Zone and creating a new mining model using Surpac software as undertaken by KMP personnel. The following table compares the results of the measured and indicated resource estimation, as defined by Minproc and KMP for Phase 1, based on these changes:

		Minproc			KMP

	Tonnes	TCu%	ASCu%	Tonnes	TCu%	ASCu%

Oxide	33,726,715	2.08	1.68	33,971,157	2.04	1.65

Mixed Leach	13,267,908	2.78	1.96	18,640,031	2.78	2.00

Mixed Float	30,454,053	1.11	0.18	20,946,469	1.16	0.48

Sulphide	65,521,034	1.00	0.02	65,323,439	0.95	0.03

Total Ore	142,969,710	1.44	0.63	138,881,096	1.49	0.76

In summary, the following table compares recovered copper as derived by Minproc and KMP for Phase 1.

Description	Minproc	KMP

Cathode (tonnes)	750,485	778,218

Concentrate (tonnes)	890,161	803,958

Total Recovered Cu/Tonne	1,640,646	1,582,176

Upon comparison, it was found that the total copper recovered differed by 1%, cathode by 0.5% and concentrate by 1.5%. Considering the use of differing block size and different software, the results were not materially different.

The estimates of mineral resources and mineral reserves will not be materially affected by any known environmental, permitting, legal, title, taxation or social-political issues.

The Operations Review considers advancing the mining schedule and production rates as contemplated in the DFS. The revised mining schedule starts with a sulphide ore feed rate of 4 Mtpa (2 Mtpa – DFS) and increases to 8 Mtpa in 2006 (6 Mpta in 2008 – DFS). The cathode copper production has been increased from 60,000 Mtpa to 70,000 Mtpa for the period 2006 – 2009.

The relatively soft nature of the oxidized ore in the upper portions of the deposit means up to 50% of the oxidized ore is expected to be free digging. Ore and waste removal will use conventional open pit mining techniques including (3) 200t Hitachi EX 1900s excavators and a fleet of 100t Euclid trucks. Ore treatment is flexible to allow for variations in ore type and includes conventional crushing, milling, floatation, acid leaching and SX/EW to produce 70,000 tpa of copper cathode and up to 92,000 tpa (2007) of copper in concentrates. Concentrates will be transported to smelters within the Copperbelt for further treatment, while the copper cathode will be sold directly to metal dealers. By product gold is recovered both from a gravity circuit and from copper concentrates.

The Environmental Management Plan (“EMP”) and Social Action Plan (“SAP”) for Kansanshi was issued in September 2004. The EMP and SAP was prepared in accordance with World Bank guidelines and Equator Principles. Kansanshi has obtained all necessary environmental permits and licenses for the commencement of operations.

First Quantum Minerals Ltd. – Renewal Annual Information Form – 2004	Page 16

Five Year Plan

Based on the Operations Review, the table below illustrates the projects forecast mining statistics for the years 2005 to 2009 as follows:

				Year

							Total Years
		2005	2006	2007	2008	2009	1 to 5

Ore Mined	(tonnes)	8,884,415	13,307,499	12,158,001	13,165,124	11,956,625	59,471,664

Waste Mined	(tonnes)	15,795,034	18,141,000	21,295,645	22,328,755	23,418,875	100,979,310

Total Mined	(tonnes)	24,679,449	31,448,499	33,453,646	35,493,879	35,375,500	160,450,974

Strip Ratio		1.78	1.36	1.75	1.70	1.96	1.70

Oxide Processed	(tonnes)	2,895	5,721	4,161	6,111	4,695	23,583

Sulphide Processed	(tonnes)	3,200	7,586	7,997	7,054	7,262	33,099

Total Ore Processed	(tonnes)	6,095	13,307	12,158	13,165	11,957	56,682

Grade	% TCu	1.88	1.42	1.64	1.42	1.38	1.51

	% AS Cu	0.85	0.67	0.72	0.67	0.72	0.71

	% Al Cu	1.03	0.75	0.92	0.75	0.66	0.80

	g/t Au	0.27	0.23	0.21	0.18	0.16	0.20

Total Concentrate	(tonnes)	171,982	273,950	328,100	259,064	216,071	1,249,167

Copper in Concentrate	(tonnes)	48,155	76,706	91,868	72,539	60,500	349,768

Cathode Copper	(tonnes)	42,845	70,862	71,489	71,109	69,461	325,766

Total Copper Produced	(tonnes)	91,000	147,568	163,357	143,648	129,961	675,534

Gold Produced	(Ozs)	36,022	50,686	59,748	44,651	41,318	232,425

Unit Cost – C0	US$/lb	$0.53	$0.48	$0.46	$0.56	0.61	0.52

Gold Sales Credit	-	$0.06	$0.07	$0.07	$0.09	0.08	0.07

Unit Cost – C1	US$/lb	$0.47	$0.41	$0.39	$0.47	0.53	0.45

Assumptions to the above forecast and variances to the DFS are as follows:

(1)	Processing costsare primarily based on actual prices, orders placed, contracts/supply agreements, and quotes received by Kansanshi. Whilst there are still some estimates with respect to usage rates of consumables, these have been based on the DFS calculations. It is most likely that the DFS usage estimates will remain in use for this purpose until processing commences and a database of actual rates can be developed.

(2)	Mining costs for Drill, Blast, Load, and Haul were based on contract schedules and mine plan. Technical/Administration costs were based on actual plus estimates of usage (zero based budgeting). These are lower than the DFS because there is no Dispatch system.

(3)	Administration and Overheads costs were based on supply agreements in place, actual costs, plus estimates of usage and labour costs were based on labour contracts.

(4)	Labour costs were based on labour contracts.

Sales of Copper and Gold

The Company entered into a number of material offtake agreements regarding the tolling of concentrates, offtake of concentrates and offtake of cathodes including:

First Quantum Minerals Ltd. – Renewal Annual Information Form – 2004	Page 17

(1)	Mopani Concentrate Tolling Agreement — for the first production of Kansanshi concentrate of 845,000 tonnes with estimated tonnage of 85,000 Mt (2005), 140,000 Mt (2006-2007) and 160,000 Mt (2008-2010).

(2)	Glencore Concentrate Offtake Agreement — for full production for years 2005 to 2010 with first production of 845,000 tonnes whichever is the later and not otherwise treated by Mopani.

(3)	Glencore Cathode Offtake Agreement — for the estimated tonnages of 40,000 Mt (2005), 48,000 Mt (2006-2010) a total contractual tonnage of 288,000 Mt.

(4)	Glencore/Mopani Cathode Offtake Agreement — for all out turn under concentrates tolling agreements.

(5)	Republic House Cathode Offtake Agreement — for the estimated tonnages of 12,000 Mt (2005), 12,000 Mt (2006-2010) and surplus production not covered by the above agreements.

Development

Guelb Moghrein Copper-Gold Project in Mauritania — (80% interest)

In June 2004, the Company announced a Heads of Agreement to purchase an 80% interest in the Guelb Moghrein Copper-Gold Project in Mauritania. On November 15, 2004, the Company signed the Asset Sale Agreement which replaced the Heads of Agreement. The Asset Sale Agreement includes for a $2 million payment on signing (paid), $3 million payment twelve (12) months thereafter and $5 million payment twenty-four (24) months thereafter on commercial production (whichever is earlier). If the Company withdraws from the arrangement, it has no obligation to pay the balance of the consideration.

Guelb Moghrein is located 250 kilometres northeast of the nation’s capital, Nouakchott, near the town of Akjoujt, and is accessible by paved highway. It consists of an open pit mineable, copper/gold deposit containing a measured and indicated resource of 23.7 million tonnes grading 1.88% total copper and 1.41 gram per tonne gold, as estimated by Kilborn-SNC Lavalin Europe Limited, for a previous owner. This resource was estimated in accordance with the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves, July 1996, and hence is believed to have been done to the industry standards then pertaining. The resource, which First Quantum considers relevant, has not been verified by a Qualified Person for First Quantum as required by National Instrument 43-101. First Quantum is not treating the resource as a National Instrument 43-101 defined resource and therefore it should not be relied upon.

Guelb Moghrein appears to be of Iron Oxide Copper Gold (IOCG) type, and is hosted by gently dipping mafic volcanics and sediments, adjacent to a small gabbroic intrusive. Copper-gold mineralization, which comprises coarsely disseminated chalcopyrite and cubanite, with minor free gold, cobaltite and arsenopyrite, is associated with disseminated magnetite and intense siderite alteration of a mafic volcaniclastic unit. The deposit has an average thickness of 50 to 70 metres, and has been defined by drilling over a strike length of 600 metres and to a depth of 190 metres. There appears to be excellent exploration potential, both in the immediate vicinity of the deposit, and in the surrounding concession area which totals 7,300 square kilometres. The Company is currently conducting an engineering study to assess Guelb Moghrein’s potential to produce a minimum of 30,000 tonnes of copper and 50,000 ounces of gold per year over a 10 year period with production commencing in 2006.

The Company intends to file a technical report pursuant to NI 43-101 in the second quarter of 2005. The Company’s objective is to develop Guelb Moghrein in 2005 with production start-up in late 2005 or early 2006.

Frontier Copper Project (formerly Lufua Prospect) in Democratic Republic of Congo – (100% interest)

In September 2003, the Company announced a new copper discovery at its wholly owned Frontier Project. Frontier is located near the town of Sakania in the DRC, within 2 km of the Zambian border, and the paved highway that parallels it, roughly equidistant between the city of Ndola (35 kilometres) to the southeast and the Mopani smelter at Mufulira (30 kilometres) to the northwest. It is also approximately 45 kilometres from Bwana. The main railway from the Copperbelt in Zambia to Lumbumbashi in the DRC passes within 5 kilometres of the property.

First Quantum Minerals Ltd. – Renewal Annual Information Form – 2004	Page 18

Frontier is a product of the Company’s generative exploration program initiated after the successful discovery and development of Lonshi. Frontier was found from reviewing old data files and soil sampling in an area of old surface workings.

Mineralization at Frontier is hosted predominantly within altered and veined Katangan metapelites, interpreted to be contained within a shallow south eastwardly plunging, north eastward dipping, overturned anticline, with the thickest mineralization developed in the nose region of this fold. Oxidation extends to variable depths across the deposit, and is strongly influenced by post mineral faulting. Higher grade cobalt mineralization is preferentially developed on the upper limb of the anticline. The deposit is open along strike to the northwest, and the upper limb is open down dip to the northeast.

To May 2004, the Company had completed a total of 43 reverse circulation holes totaling 6,715 metres and 13 diamond drill holes totaling 1,496 metres for which total copper, acid soluble copper and total cobalt were analyzed. Prior to May 2004 a total of 30 shallow reverse circulation holes totaling 1,534 metres and 86 shallow air core drill holes totaling 3,701 metres for which total copper and acid soluble copper were analyzed. These data were used in the determination of a resource estimate was completed.

Drilling at Frontier was carried out by Stanley Mining Services Ltd. and SDS Drilling. Survey and Technical Services (STS), Masvingo, Zimbabwe surveyed all drill hole collars. Down hole surveys were completed on the diamond drill holes which were drilled at HQ size, with reduction to NQ as required. Half core samples were taken with individual sample intervals reflecting geology and respecting core loss, and a minimum sample interval of 0.5 metres. Core recovery was generally better than 90%. All RC samples were split to normal industry standards. The Company personnel conducted all sampling, and supervised the chain of custody from the drill site to the laboratory.

All samples were prepared to normal industry standards, with diamond and RC drill holes and assayed for total copper, ambient temperature acid soluble copper and total cobalt, at Scientific Services (Pty.) Ltd. in Cape Town, South Africa. Early RC drill holes and air core holes were assayed for total copper and ambient temperature acid soluble copper at Antec Laboratories, Kwekwe, Zimbabwe. Appropriate standards, blanks and duplicates were employed. A laboratory check assaying program, comparing Scientific Services (Pty.) Ltd. with Genalysis Laboratory Services Pty Ltd. of Maddington, Western Australia, was performed with acceptable results.

Former Vice-President, Exploration, Alan J. Stephens, FIMMM, a geologist for more than 28 years was responsible for the design and conduct of the program and was the qualified person for the purposes of National Instrument 43-101.

The Frontier independent resource estimate was produced by JORC (Joint Ore Reserve Committee of the Australasian Code for Reporting of Mineral Resources and Reserves, September 1999) standards by Gayle Hanssen of Digital Mining Services, Harare, Zimbabwe, and reconciled to the standards specified in National Instrument 43-101 “Standards of Disclosure for Mineral Projects” issued by the Canadian Securities Administrators. Ms. Hanssen is a professional natural scientist of the South African Council for Natural Scientific Professions (SACNASP), an acceptable “member of a professional association” under National Instrument 43-101. The results are summarized in the following table:

First Quantum Minerals Ltd. – Renewal Annual Information Form – 2004	Page 19

			Acid		Total		Contained
		Total	Soluble	Total	Copper	Contained	Acid	Contained
		Copper	Contained	Cobalt	Equiv.	Total	Soluble	Total
	Ore	Grade	Grade	Grade	Grade	Copper	Copper	Cobalt
Category	(tonnes)	(%)	(%)	(%)	(%)	(tonnes)	(tonnes)	(tonnes)

Measured

Oxide/Mixed	14,709,100	1.22	0.86	0.033	1.72	179,450	126,500	4,850

Sulphide	23,347,200	1.13	0.05	0.016	1.37	263,820	-	3,730

Total
Measured	38,056,300	1.16		0.023	1.51	443,270	126,500	8,580

Indicated

Oxide/Mixed	7,829,900	1.29	0.94	0.039	1.88	101,000	73,600	3,050

Sulphide	41,755,000	1.15	0.06	0.007	1.26	480,180	-	2,920

Total
Indicated	49,584,900	1.17		0.012	1.35	581,180	73,600	5,970

Measured &
Indicated

Oxide/Mixed	22,539,000	1.24	0.89	0.035	1.77	280,450	200,100	7,900

Sulphide	65,102,200	1.14	0.06	0.010	1.30	744,000	-	6,650

Total
Measured &
Indicated	87,641,200	1.17		0.017	1.42	1,024,450	200,100	14,550

(Total copper equivalent percentage calculated at $1/lb Cu and $15/lb Co for illustration only)

A significant infill drilling program comprising approximately 8,000 metres of reverse circulation drilling and 11,000 metres of diamond drilling was carried out in 2004, of which results will be incorporated into a new resource model which is anticipated to be completed in the second quarter of 2005. Upon completion of a new resource model the Company intends to file a technical report pursuant to National Instrument 43-101. The Company has assembled an engineering team to conduct a scoping study which is expected to be completed in the third quarter of 2005.

Exploration

Zambia Exploration

In December 2004, the Company announced the results of a reverse circulation drill program completed at the Kashime prospect (“Kashime”). Kashime is located approximately 40 kilometres north of the town of Mkushi, which has paved highway access to the Copperbelt, as well as limited services. Kashime is approximately 140 kilometres by paved and dirt road south east from Bwana.

Mineralization at Kashime occurs as disseminated to semi massive bornite and chalcopyrite, oxidized in part, and is hosted by an altered, schistose, carbonaceous sandstone unit overlain by a barren hanging wall dolomitic marble. The mineralized unit dips southwards at 10-20 debrees, and depth of oxidation is controlled by proximity to faulting. The drill program tested the most anomalous 1,000 metre long section of a 2,000 metre long, +300 parts per million copper soil anomaly. Highlights from the

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13 hold drill program included 56 metres grading 2.08% copper; 55 metres grading 1.20% copper and 101 metres grading 0.92% copper. Follow up drilling to further test the prospect is planned for 2005.

The Company also has prospecting licences covering approximately 14,000 square kilometres including the southwestward continuation of the Congolese portion of the Lufilia Arc into Northwestern Zambia.

Pursuant to an agreement of purchase and sale and back-in right dated September 22, 2000, as amended March 13, 2001, among the Company, Phelps Dodge Exploration Corporation, Cyprus Exploration and Development Corporation and Cyprus Amax Zambia Corporation (“Cymax”), the Company acquired all of the issued and outstanding shares of Cymax, a company incorporated under the laws of Delaware. Cymax changed its name to First Quantum Exploration Corp. on October 18, 2000. The principal assets of Cymax, located in Zambia, include three wholly-owned prospecting licenses, Mwinilunga, Luamata and Solwezi, covering 10,840 square kilometres, the Luswishi prospecting license covering 4,388 square kilometres and certain infrastructure, data, records and interpretations of the Zambia Copperbelt. In consideration for the shares of Cymax, the Company paid Phelps Dodge $25,000. Phelps Dodge retains a 3% net proceeds interest in the Mwinilunga, Luamata and Solwezi prospecting licenses and a 2% net proceeds interest in the Luswishi prospecting license. Phelps Dodge also has a one-time back in right to acquire a 20% participating interest in any or all of the Mwinilunga, Luamata and Solwezi prospecting licenses upon the Company completing expenditures of $5 million at Mwinilunga, $2 million at Luamata and $3 million at Solwezi.

The prospecting licenses owned by Cymax cover areas representing highly prospective geological environments. The Mwinilunga and Luamata licenses are believed to cover the southwestward continuation of the Congolese portion of the Lufilian Arc into northwestern Zambia. Each prospecting license was evaluated by Cymax using airborne magnetics and radiometrics followed by “ground truthing” via reconnaissance geologic mapping and soil geochemical surveys.

The Company has entered into an option agreement with Billiton Development (Zambia) Limited (“Billiton”), granting Billiton an option to acquire a 51% interest in four areas, not exceeding 500 square kilometres each, on the Mwinilunga and Luamata prospecting licenses upon expenditure of $2.4 million within four years. Thereafter, Billiton will have the right to increase its interest in the properties to 70% in consideration for additional expenditures on the properties.

DRC Exploration

The Exploration arm of Comisa in the DRC is concerned with grassroots exploration for copper, cobalt, nickel, tin, and precious metals.

Comisa has the exclusive exploration rights over 37 Permis de Recherches (exploration permits) with a total surface area of 10,001 km2 in the district of Haut-Katanga, DRC, and 2 Permis de Recherches with a total surface area of 908 km2 in the province of Sud-Kivu, DRC. The permits were granted under the New DRC Mining Code in November 2003. Tenure is for 5 years with 2 periods of renewal for a further 5 years available. Each renewal necessitates a reduction of 50% of the surface area of the permit. Five further permits were approved in Sud-Kivu but have yet to be granted due to the suspension of the Cadaster Miniere (Mining Registry) for the greater part of 2004. Should economically significant discoveries be made on the exploration permits, the company has the right to convert up to 100% of the surface of the exploration permit into a Permis d’Exploitation (Mining Licence) for an initial period of 20 years with two 10 year renewals. Such a conversion would be subject to minimum feasibility and economic criteria as stipulated in the New DRC Mining Code. The DRC government has the right to a 5% interest in new mining projects under the code.

At the end of 2004, the company had taken and assayed 56,000 soil samples on regional and detailed grids covering 30% of the granted exploration permit areas in Haut-Katanga. Twelve areas of highly anomalous copper enrichment had been discovered, one of which is currently being developed into the Frontier Project. The other projects are in early phase drilling programs (4), or are being prepared for initial drilling (7).

The company carried out a 500,000 aerial geophysical program in Haut-Katanga which complemented a smaller program carried out in 2003. The data quality, married with the soil geochemistry results and geological mapping, has produced a powerful

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proprietary exploration tool for further follow-up work in Haut Katanga. Excluding Frontier, some 6,200m of reverse circulation drilling was carried out on the Haut-Katanga permits during 2004.

The New DRC Mining Code imposes certain obligations on exploration companies with respect to environmental and public consultation matters. All relevant approved permitting for all areas was received from the DRC Directorate Charged with Environmental Matters on August 18, 2004 and is in good standing.

As of December 31, 2004, the Exploration arm in the DRC had 53 employees. The office and administration staff is based in Lubumbashi for the north area, and utilize facilities close to or at Lonshi for the south area.

Chile Exploration

Exploration for copper deposits in Chile continued during the year. In 2003, the Company initiated exploration in Chile with respect to certain porphyry copper prospects in the IV Region located within an area of influence collectively known as the VOC Project. The VOC Project joint venture was terminated in 2004 as no prospects meriting further work were defined. Review of satellite imagery derived alteration zones resulted in the discovery and staking of the El Chacay porphyry prospect, which will be drill tested in the second quarter of 2005. Review of other such zones, and submittals continue.

Investments

Carlisa Investment Corp.

The Company holds an 18.8% interest in Carlisa, which holds a 90% interest in Mopani. Mopani is a privately held company registered in Zambia. The carrying value of this investment as at December 31, 2004 is $9.5 million.

As the majority owner of Mopani is a private company, only limited public information is available for dissemination. Notwithstanding, in a recent Reuters article, it was noted that “copper production for 2004 was expected to increase 23% to 165,000 tonnes, 5,000 tonnes higher than the initial budget, from 134,000 tonnes last year”. In addition, the article noted that Mopani had “produced 120,877 tonnes of copper between January and September …". Later in the same article, the Chief Executive Officer of Mopani noted that “the Mufulira smelter, which currently has a handling capacity of 420,000 tonnes of copper concentrate per year, would eventually be expanded to handle 850,000 tonnes of copper concentrate.

Anvil Mining NL

As at December 31, 2004 the Company held a 15.7% interest in Anvil, a public company quoted on the Australian Stock Exchange (“ASX”), Berlin, and most recently, the TSE. As at December 31, 2004 the Company held 36,996,171 shares (2003: 34,029,857; 2002: 31,148,857) listed on the ASX and acquired 330,000 shares listed on the TSE during the third quarter. The carrying value of this investment as at December 31, 2004 was $5.8 million (2003: $3.1m; 2002: $2.8m).

On February 28, 2005, the Company disposed of its equivalent 4,029,617 Canadian common shares as at December 31, 2004 and received Cdn$6.75 per share. The Company however continues to hold 296,631 warrants of Anvil at an exercise price of Cdn$1.13.

Copper Market

World mined copper supply is dominated by production from Chile. Statistics from the US Geological Survey show that in 2003, Chile produced 4.86m tonnes (35%) of the 13.9m tonnes of world-wide output. Overall, 12 countries produced almost 90% of the world’s mined copper. Zambia ranks 12th among producers with output in 2003 of 330,000 tonnes.

The International Copper Study Group reports that over the six year period to 2003, mine production of copper grew by an average of 2.2% per annum while copper demand growth averaged 2.9% per annum. This resulted in a supply shortfall of 361,000 tonnes in 2003. During the first quarter of 2004, this has widened to 379,000 tonnes. Data presented recently by Freeport McMoran, the operator of the world’s second largest copper mine at Grasberg, indicate that this deficit could widen

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to 625,000 tonnes in 2004 before recovering slightly to record a deficit of 516,000 tonnes in 2005. An even larger deficit of up to 1 million tonnes in 2004 has been suggested by the independent industry consultants, Bloomsbury Mineral Economics.

The construction section (40%) provides the largest single area of world copper demand, with electrical and electronic uses consuming a further 27%. The transportation (12%), industrial machinery and equipment (11) and consumer and general products (10%) each present approximately equal shares of the remaining copper consumption.

Although some commentators believe that supply tightness may be easing, copper supplies remain vulnerable to unexpected disruptions as, for example during the Autumn of 2003, when landslides at the world’s second largest mine, Grasberg curtailed production. These events caused the mine operators, Freeport McMoRan Copper & Gold, to reduce their 2004 production targets by 400 million lbs of copper (181,000) tonnes or almost 30%.

Since 1970, driven initially by growth in Japan and latterly from China, Asia’s share of world copper demand hasgrown from 15% to almost half of global consumption of primary refined copper. As a result, per capita world copper consumption has grown from 1.2kg per person in 1950 to 2.5kg per person in 2003. Although China is expected to continue as a powerhouse of demand growth, further latent demand may eventually be tapped by growth in India, which currently accounts for less than 2% of world demand.

Across a wide range of applications in construction, electrical power generation and distribution, and consumer products, copper is a fundamental ingredient of modern industrial society. Recent industrial growth in the US, China, Europe and Japan has seen a steady decline in stocks of refined metal held in the international exchange warehouses of the LME, Nymex and the Shanghai Futures Exchange.

Zambia

Zambia is a landlocked country with a population of some 10.3 million people. According to the World Bank, by 1998 almost 40% of the population lived in urban areas, a relatively high proportion in a southern African context (Malawi 23%, Zimbabwe 34% and South Africa 53%). As with other countries in the region, HIV/AIDS presents a considerable challenge with the World Bank reporting that “one in every four Zambian adults (15 to 49 years old) is HIV positive”.

Zambia is a Republic governed by a Parliamentary democracy. Currently it is ruled by the Movement for Multi-party Democracy under President Levy Mwanawasa. Zambia’s minerals are vested in the State and licenses are issued under the Mines and Minerals Act (1995). Prospecting licenses are granted for two year periods and are capable of renewal. Retention licenses confer the right to retain control over areas where feasibility studies have been completed but market conditions are unfavourable at the time. Large scale mining licenses are generally valid for 25 years and typically require approved environmental protection and rehabilitation schemes and plans for the employment and training of Zambians to be in place.

Large scale copper mining started in Zambia’s Copperbelt in the 1920’s. By the late 1950s production had reached around 400,000 tpa of copper. Following independence in 1964, output peaked in 1969 at 748,000 tpa and the Government acquired majority control of the industry. According to the World Bank, at independence, mining accounted for 45% of GDP, nearly 90% of exports, 65% of public revenue and the majority of non-public sector formal employment. Rising national debts deprived the State of resources to reinvest in the industry and output declined to 260,000 tonnes in 2000 – the year that the industry was privatized.

Privatization has experienced some setbacks, most notably, the withdrawal in January 2002 of Anglo American from the country’s largest mining company, Konkola Copper Mines. In recent years, however, production has recovered somewhat and statistics from the Bank of Zambia show that in the twelve months to July 2004 output totaled 389,000 tonnes. Despite the industry’s difficulties, the CIA reports that copper still represented 55% of Zambia’s export earnings of $390 million in 2003.

Democratic Republic of Congo

Since 1997, the DRC (formerly called Zaire) has been rent by ethnic strife and civil ware, touched off by a massive inflow in 1994 of refugees from the fighting in Rwanda and Burundi. The government of former president Mobutu Sese Seko was

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toppled by a rebellion led by Laurent Kabila in May 1997; his regime was subsequently challenged by a Rwanda- and Uganda-backed rebellion in August 1998. Kabila was assassinated on January 16, 2001 and his son Joseph Kabila was named head of state ten (10) days later. In October 2002, the new president was successful in getting occupying Rwandan forces to withdraw from eastern Congo; two months later, the Pretoria Accord was signed by all remaining warring parties to end the fighting and set up a government of national unity. A transitional government was set up in July 2003; Joseph Kabila remains as president and is joined by four vice-presidents from the former government, former rebel camps and the political opposition.

The DRC is 2,267,600 square kilometres in area. The population is 58,317,930 and there are over 200 African ethnic groups of which the majority are Bantu. The four largest tribes are Mongo, Luba, Kongo (all Bantu) and the Mangbetu-Azande (Hamitic) make up about 45% of the population.

The mining natural resources are cobalt, copper, cadmium, petroleum, industrial and gem diamonds, gold, silver, zinc, manganese, tin, germanium, uranium, radium bauxite, iron ore, coal, hydropower and timber.

The gross domestic product purchasing power parity is approximately $40 billion. The agricultural products are coffee, sugar, palm oil, rubber, tea, quinine, cassava (tapioca), palm oil, bananas, root crops, corn, fruits and wood products.

Mauritania

Mauritania annexed the southern third of the former Spanish Sahara (now Western Sahara) in 1976 but relinquished it after three years of raids by the Polisario guerrilla front seeking independence for the territory. Opposition parties were legalized and a new constitution approved in 1991. Two multiparty presidential elections since then were widely seen as flawed, but October 2001 legislative and municipal elections were generally free and open. Mauritania remains, in reality, a one-party state. The country continues to experience ethnic tensions between its black population and the dominant Moor (Arab-Berber) populace.

Mauritania is 1,030,700 square kilometres and has a desert like climate. The population is approximately 2,998,563. The religion is Muslim and the official language is Arabic. President Maaouya Ould Sid Ahmed Taya has been the Chief of State since December 1984 and the Prime Minister Sghair Ould M’Bareck has been Head of Government since July 2003.

Half the population still depends on agriculture and livestock for a livelihood, even though many of the nomads and subsistence farmers were forced into the cities by recurrent droughts in the 1970s and 1980s. Mauritania has extensive deposits of iron ore, which account for nearly 40% of total exports. The nation’s coastal waters are among the richest fishing areas in the world, but over-exploitation by foreigners threatens this key source of revenue. The country’s first deepwater port opened near Nouakchott in 1986. In February 2000, Mauritania qualified for debt relief under the Heavily Indebted Poor Countries (HIPC) initiative and in December 2001 received strong support from donor and lending countries at a triennial Consultative Group review. In 2001, exploratory oil wells in tracts 80 kilometres offshore indicated potential extraction at current world oil prices. A new investment code approved in December 2001 improved the opportunities for direct foreign investment. Ongoing negotiations with the IMF involve problems of economic reforms and fiscal discipline. Substantial oil production and exports probably will not begin until 2005. Meantime, the government emphasizes reduction of poverty, improvement of health and education and promoting privatization of the economy.

The gross domestic product purchasing power parity is approximately $5.2 billion. The agricultural products are dates, millet, sorghum, rice, corn, dates, cattle and sheep. Its natural resources are iron ore, gypsum, copper, phosphate, diamonds, gold, oil and fish.

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RISK FACTORS

An investment in securities involves certain risks. The following risk factors should be considered carefully by investors.

Disclosure Regarding Forward-Looking Statements

Statements that are not historical facts contained in this Annual Information Form are forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from targeted or projected results. Such forward-looking statements include statements regarding targets for copper production, cash operating costs and certain significant expenses, percentage increases and decreases in production from the Company’s principal mines, schedules for completion of detailed feasibility studies and initial feasibility studies, potential increases in reserves and production, the timing and scope of future commencement of mining or production, anticipated grades and recovery rates, the ability to secure financing and potential acquisitions or increases in property interests. Factors that could cause actual results to differ materially include, among others, changes in copper, gold, cobalt and acid prices, unanticipated grade, geological, metallurgical, processing, access, transportation of supplies or other problems, results of current exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, availability of materials and equipment, the timing of receipt of governmental permits, force majeure events, the failure of plant, equipment or processes to operate in accordance with specific expectations, accidents, labour relations, delays in start-up dates, environmental costs and risks, the outcome of acquisition negotiations and general domestic and international economic and political conditions, as well as other factors described in this Annual Information Form. Many of such factors are beyond the Company’s ability to control or predict.

Actual results may differ materially from those projected. Prospective investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this Annual Information Form that would warrant any modification of any forward-looking statement made in this Annual Information Form.

Mining and Processing

The Company’s business operations are subject to risks and hazards inherent in the mining industry, including but not limited to unanticipated variations in grade and other geological problems, water conditions, surface or underground conditions, metallurgical and other processing problems, mechanical equipment performance problems, the unavailability of materials and equipment, accidents, labour force disruptions, force majeure factors, unanticipated transportation costs, and weather conditions, any of which can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures and production commencement dates.

The Company’s processing facilities are dependent on continuous mine feed to remain in operation. Insofar as the Company’s mines may not maintain material stockpiles of ore or material in process, any significant disruption in either mine feed or processing throughput, whether due to equipment failures, adverse weather conditions, supply interruptions, labour force disruptions or other causes, may have an immediate adverse effect on results of operations of the Company. A significant reduction in mine feed or processing throughput at a particular mine could cause the unit cost of production to increase to the point where the Company could determine that some or all of the Company’s reserves were uneconomic to exploit.

The Company periodically reviews mining schedules, production levels and asset lives in its life-of-mine planning for all of its operating and development properties. Significant changes in the life-of-mine plans can occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology, precious metals price assumptions, and other factors. Based on this analysis, the Company reviews its accounting estimates and in the event of an impairment, may be required to write-down the carrying value of a mine or mines. This complex process continues for the life of every mine.

As a result of the foregoing risks, among other things, expenditures on any and all projects, actual production quantities and rates, and cash costs may be materially and adversely affected and may differ materially from anticipated expenditures,

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production quantities and rates, and costs, just as estimated production dates may be delayed materially, in each case especially to the extent development projects are involved. Any such events can materially and adversely affect the Company’s business, financial condition, results of operations and cash flows.

Mine Development

The Company’s ability to maintain or increase its annual production of copper will be dependent in significant part on its ability to bring new mines into production and to expand existing mines. Although the Company utilizes the operating history of its existing mines to derive estimates of future operating costs and capital requirements, such estimates may differ materially from actual operating results at new mines or at expansions of existing mines. The economic feasibility analysis with respect to any individual project is based upon, among other things, the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies (which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed), precious and base metals price assumptions, the configuration of the ore body, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climatic conditions, estimates of labour, productivity, royalty or other ownership burdens and other factors. The Company’s development projects are also subject to the successful completion of final feasibility studies, issuance of necessary permits and receipt of adequate financing. Although the Company’s feasibility studies are completed with the Company’s knowledge of the operating history of similar ore bodies in the region, the actual operating results of its development projects may differ materially from those anticipated, and uncertainties related to operations are even greater in the case of development projects.

Copper Prices

The profitability of the Company’s current operations is directly related and sensitive to the market price of copper. Copper prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including global supply and demand, expectations with respect to the rate of inflation, the exchange rates of the United States dollar to other currencies, interest rates, forward selling by producers, central bank sales and purchasers, production and cost levels in major producing regions, global or regional political, economic or financial situations and a number of other factors.

Ore Reserve and Resource Estimates

The Company’s reported mineral reserves and resources are only estimates. No assurance can be given that the estimated mineral reserves and resources will be recovered or that they will be recovered at the rates estimated. Mineral reserve and resource estimates are based on limited sampling, and, consequently, are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain mineral reserves and resources uneconomic and may ultimately result in a restatement of reserves and/or resources. Moreover, short-term operating factors relating to the mineral reserves and resources, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect the Company’s profitability in any particular accounting period.

The Company uses two different standards in determining its mineral resources and reserves being either JORC Code (Australian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australian Institute of Mining and Metallurgy Australian Institute or by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserve Definitions and Guidelines.

No Assurance of Titles or Boundaries

Title to the Company’s properties may be challenged or impugned, and title insurance is generally not available. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

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Estimation of Asset Carrying Values

The Company annually undertakes a detailed review of the life-of-mine plans for its operating properties and an evaluation of the Company’s portfolio of development projects, exploration projects and other assets. The recoverability of the Company’s carrying values of its operating and development properties are assessed by comparing carrying values to estimated future net cash flows from each property.

Factors which may affect carrying values include, but are not limited to, copper, cobalt and sulphuric acid prices, capital cost estimates, mining, processing and other operating costs, grade and metallurgical characteristics of ore, mine design and timing of production. In the event of a prolonged period of depressed copper prices, the Company may be required to take additional material write-downs of its operating and development properties.

Exploration

Since mines have limited lives based on proven and probable ore reserves, the Company continually seeks to replace and expand its reserves. Mineral exploration, at both newly acquired properties and existing mining operations, is highly speculative in nature, involves many risks and frequently does not result in the discovery of mineable reserves. There can be no assurance that the Company’s exploration efforts will result in the discovery of significant copper mineralization or that any mineralization discovered will result in an increase of the Company’s proven or probable reserves. If proven or probable reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. No assurance can be given that the Company’s exploration programs will result in the replacement of current production with new reserves or that the Company’s development program will be able to extend the life of the Company’s existing mines. In the event that new reserves are not developed, the Company will not be able to sustain any mine’s current level of copper beyond the life of its existing reserve estimates.

Mining and Insurance

The business of mining and mineral exploration is generally subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, contaminations, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability. The Company maintains insurance against certain risks that are typical in the copper mining industry and in amounts that the Company believes to be reasonable, but which may not provide adequate coverage in certain circumstances. However, insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of exploration and production) is not generally available to the Company or to other companies in the industry on acceptable terms.

Governmental and Environmental Regulation

The Company’s mining operations and exploration activities are subject to extensive foreign laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Company’s mines and other facilities in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with the development of or continue to operate a mine.

As part of its normal course operating and development activities, the Company has expended significant resources, both financial and managerial, to comply with governmental and environmental regulations and permitting requirements, and will continue to do so in the future. Moreover, it is possible that future regulatory developments, such as increasingly strict

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environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Comp any’s operations, could result in substantial costs and liabilities in the future.

The Company is required to obtain governmental permits to develop its reserves and for expansion or advanced exploration activities at its operating and exploration properties. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous Zambian or other foreign agencies. The duration and success of each permitting effort are contingent upon many variables not within the Company’s control. In the case of foreign operations, governmental approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. In the context of environmental protection permitting, including the approval of reclamation plans, the Company must comply with known standards, existing laws and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. The failure to obtain certain permits, or the imposition of extensive conditions upon certain permits, could have a material adverse effect on the Company’s business, operations and prospects.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on the Company’s results of operations and financial condition.

International Operations

Many of the mineral rights and interests of the Company are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. No assurance can be given that the Company will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation.

In certain countries in which the Company has assets and operations, such assets and operations are subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, expropriation, nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States or Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company’s operations.

Political Unrest

The northeast region of the DRC has undergone civil unrest and instability which could have an impact on political, social or economic conditions in the DRC. Although the Lonshi Copper Mine and the Frontier Copper Project are located in the remote southeast portion of the DRC, the effect of unrest and instability on political, social or economic conditions in the DRC could result in the impairment of the mining operations at the Lonshi Copper Mine or the development of the Frontier Copper Project. Any such changes are beyond the control of the Company and may adversely affect its business.

Health

HIV/AIDS, malaria and other diseases are perceived as a serious threat to maintaining a skilled workforce in the Zambian Copperbelt region. The per capita incidence of the HIV/AIDS virus in Zambia is amongst the highest in the world. As such HIV/AIDS remains a major healthcare challenge faced by the Company’s operations in the country. There can be no assurance that the Company will not lose members of its workforce or lose workforce man-hours, which may have a material adverse effect on the Company’s operations.

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Currency

The Company’s revenue from operations will be received in United States dollars while a significant portion of its operating expenses will be incurred in Zambian Kwacha. Accordingly, foreign currency fluctuations may adversely affect the Company’s financial position and operating results. The Company does not currently engage in foreign currency hedging activities for operational purposes.

Effects of Inflation on Results of Operations

A significant portion of the Company’s operations are located in Zambia which has historically experienced relatively high rates of inflation. Since the Company is unable to control the market price at which it sells the minerals it produces (except to the extent that it enters into forward sales contracts), it is possible that significantly higher inflation in the future in Zambia, without a concurrent devaluation of the local currency against the US dollar or an increase in the price of such minerals, could have a material adverse effect upon the Company’s results of operations and financial condition.

Key Personnel

The Company is depending on a relatively small number of key employees, the loss of any of whom could have an adverse effect on the Company. The Company currently does not have key person insurance on these individuals.

Share Price Volatility

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies, has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Company’s securities.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth selected financial data with respect to the Company on a consolidated basis for the periods indicated. The information appearing below has been derived from and should be read in conjunction with the consolidated financial statements of the Company and notes thereto. Refer to the Company’s Management’s Discussion and Analysis and Financial Review for the period ended December 31, 2004 for detailed information in respect of the data in the following tables, which is available on SEDAR.

Selected Annual Information

	2004	2003	2002	2001	2000
Statement of Operations			(13 months)
($ millions)
Total Revenues	$113.5	$60.4	$51.3	$138.1	$91.2
Net Earnings (Loss)	28.0	4.6	(3.4)	(21.3)	7.2
Net Earnings per Share
Basic	$0.47	$0.09	$(0.09)	$(0.58)	$0.30
Diluted	$0.46	$0.09	$(0.09)	$(0.58)	$0.27
Balance Sheet ($ millions)
Total Assets	$473.1	$162.1	$99.6	$156.6	$129.5
Total Liabilities	313.0	78.3	45.3	61.2	54.5
Shareholder’s Equity ($ millions)	$157.8	$81.6	$52.1	$45.0	$32.0
Cash Flow from:
Operating activities ($ millions)	$30.7	$16.9	$(4.1)	$6.5	$9.4
Operating per share	$0.51	$0.33	$(0.09)	$0.18	$0.37

First Quantum Minerals Ltd. – Renewal Annual Information Form – 2004	Page 29

Summary of Quarterly Results (unaudited)

	2004	2004	2004	2004	2003	2003	2003	2003
Statement of Operations and	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Deficit
Total Revenues ($ millions)	$30.7	$31.2	$26.3	$25.3	$19.9	$17.7	$12.7	$10.3
Cost of Sales ($ millions)	14.5	14.1	13.1	12.1	13.0	11.5	8.8	8.1
Net Earnings (Loss) ($ millions)	9.3	7.9	4.1	6.7	1.4	3.3	(0.2)	-
Basic Earnings per share	$0.16	$0.13	$0.07	$0.11	$0.02	$0.06	$(0.00)	$(0.00)
Diluted Earnings per share	$0.15	$0.13	$0.07	$0.11	$0.02	$0.06	$(0.00)	$(0.00)
Realized copper price	$1.20	$1.16	$1.11	$1.03	$0.84	$0.75	$0.71	$0.70
Cash Costs (C1)	$0.48	$0.45	$0.48	$0.39	$0.47	$0.42	$0.44	$0.44
Cash Costs (C3)	$0.59	$0.68	$0.67	$0.53	$0.66	$0.47	$0.69	$0.71
Financial Position ($ millions)
Working Capital	$33.9	$51.8	$28.0	$40.2	$13.5	$9.6	$1.1	$0.8
Total Assets	$473.1	$385.0	$276.4	$241.8	$162.1	$132.3	$111.0	$97.0

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis of financial condition and results of operations for the Company’s last two fiscal years, which is contained in the Company’s 2004 Annual Report under the heading “Management’s Discussion and Analysis,” is incorporated herein by reference and is part of the Company’s public filings that are available on SEDAR.

DIVIDENDS

On March 18, 2005 the Company announced that it will pay an inaugural dividend of Cdn$0.06 per share in respect of the year ended December 31, 2004. The dividend will be paid on April 25, 2005 to shareholders of record on April 11, 2005.

In addition, the Company has established a dividend policy which implements a progressive dividend with future payments established in line with annual results and cash flow. Under this policy, the Company expects to pay two dividends a year, an interim dividend declared after the release of the second quarter results and a final dividend will be declared upon announcement of the full year results. The interim dividend will be set at one-third of the total dividend paid in the previous financial year. The final dividend amount will be determined subject to the financial performance of the Company.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the Toronto Stock Exchange under the symbol “FM”. On April 9, 2001, the Common Shares were listed for trading on the Alternative Investment Market operated by the London Stock Exchange under the symbol “FQM”.

Trading Price and Volume

The Toronto Stock Exchange is the principal exchange on which the Common Shares are traded. The table shown below presents the high and low sale prices for the Common Shares and trading volume, on a monthly basis, on the Toronto Stock Exchange for 2004.

	High	Low
Month	$	$	Volume

January	17.74	12.48	5,783,984

February	17.75	15.05	2,705,240

First Quantum Minerals Ltd. – Renewal Annual Information Form – 2004	Page 30

	High	Low
Month	$	$	Volume

March	17.32	14.25	3,578,141

April	15.10	11.50	4,727,053

May	15.70	12.20	3,502,210

June	15.60	13.75	2,696,634

July	15.50	12.97	2,513,651

August	14.50	12.15	3,821,608

September	16.95	12.35	3,896,654

October	17.05	14.56	3,459,722

November	19.75	14.70	5,467,368

December	19.00	17.00	3,418,982

DIRECTORS AND OFFICERS

The names and provinces or states and countries of residence of the directors and officers of the Company, positions held by them with the Company, their principal occupations and shareholdings in the Company as at December 31, 2004 are set forth below. Each director is elected to hold office until the next annual meeting of shareholders of the Company or until his successor is elected or appointed.

Name, Residence and	Principal	Commencement
Office with the Company	Occupation (5)	Of Directorship

Philip K. R. Pascall(4)	Chairman, Chief Executive Officer, Director	June, 1996
Western Australia, Australia
Chairman, Chief Executive
Officer, Director

G. Clive Newall(4)	President, Director	May, 1996
West Sussex, United Kingdom
President, Director

Martin R. Rowley	Chief Financial Officer, Director	March, 1997
Western Australia, Australia
Chief Financial Officer,
Director

Michael D. Philpot(6)	Vice-President, Administration, Corporate Secretary	N/A
British Columbia, Canada
Vice-President Administration
and Corporate Secretary

R. Stuart Angus (2)(3)	Managing Director of Mergers & Acquisitions, Endeavour	December, 1997
British Columbia, Canada	Financial
Director

First Quantum Minerals Ltd. – Renewal Annual Information Form – 2004	Page 31

Name, Residence and	Principal	Commencement
Office with the Company	Occupation (5)	Of Directorship

Robert A. Watts(1)(2)(3)	1994 to Present – Self-employed financial and management	September, 1999
British Columbia, Canada	consultant to the mining industry; July 1996 to July 2003 -
Director	Chief Financial Officer, First Point Minerals Corp.

Rupert Pennant-Rea(1)(2)(4)	Chairman of The Stationery Office Group Ltd. (a publisher	May, 2001
London, United Kingdom	and printer)
Lead Director

Peter St George(1)(3)	Non Executive Director, SFE Corporation Limited; Chairman,	October, 2003
New South Wales, Australia	Walter Turnbull (accountancy and financial services);
Director	Managing Director, Chief/Co-Chief Executive, Salomon Smith
Barney Australia 1998 to 2001; Chief Executive, Natwest
Markets Australia, 1995 to 1998
(1)	Denotes member of audit committee.

(2)	Denotes member of compensation committee.

(3)	Denotes member of corporate governance committee.

(4)	Denotes member of environmental, health and safety committee.

(5)	Includes occupations for preceding five years unless director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(6)	Resigned as Corporate Secretary and Vice-President, Administration on February 14, 2005.

Aggregate Ownership of Securities

As December 31, 2004, the directors and officers of the Issuer, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 1,890,616 Common Shares constituting 3.1% of the issued and outstanding Common Shares.

Corporate Cease Trade Orders or Bankruptcies

No director, officer or promoter of the Company has, within the past ten years, been a director, officer or promoter of any issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that issuer.

Penalties or Sanctions

No director, officer or promoter of the Company has, within the past ten years, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer, or to theft or fraud.

Personal Bankruptcies

No director, officer or promoter of the Company has, within the past ten years, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual.

First Quantum Minerals Ltd. – Renewal Annual Information Form – 2004	Page 32

Conflicts of Interest

Certain directors and officers of the Company are directors, officers and/or shareholders of other private and publicly listed companies, including companies that compete with the Company. To the extent that such other companies may participate in or be affected by ventures involving the Company, these directors and officers of the Company may have conflicting interests in negotiating and settling terms of such ventures. While there is potential for such conflicts to arise, the Board of Directors of the Company has not received notice from any director or officer of the Company indicating that such a conflict currently exists. Conflicts of interest affecting the directors and officers of the Company will be governed by the Canada Business Corporations Act and other applicable laws. In the event that such a conflict of interest arises at a meeting of the Board of Directors of the Company, a director who has such a conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the venture.

Transfer Agent and Registrar

The Company’s transfer agent is Computershare Trust Company of Canada at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3C9.

ADDITIONAL INFORMATION

Shareholder Information

Additional information about the Company may be found on SEDAR.

Further additional information, including particulars of directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans is contained in the Company’s information circular for its 2005 annual general meeting of its shareholders. Additional financial information is provided in the Company’s comparative consolidated financial statements and management’s discussion and analysis for its most recently completed financial year, a copy of which has been filed with each applicable securities commission.

First Quantum Minerals Ltd. – Renewal Annual Information Form – 2004	Page 33